Exhibit 99.1

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana, India.

CIN : L85195TG1984PLC004507

Tel      :+91 40 4900 2900

Fax     :+91 40 4900 2999

Email :mail@drreddys.com

www.drreddys.com

October 22, 2020

Corporate Relationship Department	National Stock Exchange of India Ltd.
BSE Limited	“Exchange Plaza”
Dalal Street, Fort	Bandra-Kurla Complex, Bandra (East),
Mumbai – 400 001	Mumbai – 400 051
Fax Nos.: 022-22723121 / 22723719 /	Fax Nos.: 022-26598120/ 26598237/
22722037 / 22722039	26598238
Scrip Code: 500124	Scrip Code: DRREDDY-EQ

Dear Sirs,

Sub: Intimation

In the wake of a detected cyber-attack, we have isolated all data center services to take required preventive actions.

Commenting on this development, Mukesh Rathi, CIO, Dr. Reddy’s Laboratories said, “We are anticipating all services to be up within 24 hours and we do not foresee any major impact on our operations due to this incident.”

This is for your information.

With regards,

/s/ Sandeep Poddar
Sandeep Poddar

Company Secretary

CC:- New York Stock Exchange Inc.(Stock Code :RDY)